15 January 2014

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through J.P. Morgan Securities plc) 155,400 Reed Elsevier PLC ordinary shares at a price of 925.1703p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 101,001,094 ordinary shares in treasury, and has 1,166,116,337 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier PLC has purchased 1,554,260 shares.

Reed Elsevier NV announces that today, it purchased (through J.P. Morgan Securities plc) 90,000 Reed Elsevier NV ordinary shares at a price of €15.8696 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 61,795,193 ordinary shares in treasury, and has 672,572,158 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier NV has purchased 900,000 shares.